EXHIBIT 99.1

Skylight Health Acquires ACO Partners and Enters Value-Based Contracting for Traditional Medicare Patients

TORONTO, July 14, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care group in the United States, today announced the acquisition of ACO Partners LLC (“AP”), a new Accountable Care Organization (“ACO”) that will begin participation in the Medicare Shared Savings Program (“MSSP”) offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022.

  An Accountable Care Organization (“ACO”) is a healthcare organization that ties provider reimbursements to quality metrics and reductions in the cost of care.
  An ACO will share in the savings it achieves for the Medicare program through its MSSP participation for fee-for-service beneficiaries, and direct contracting program with CMS;
  Under the Medicare Shared Savings Program, the organization can see annual shared savings from 40% (single-sided risk) up to 75% (full risk) on any attributed Medicare beneficiaries;
  Skylight’s ACO will enable it to begin value-based care directly with CMS under a single-sided risk agreement in Year 1 with a goal of shifting to full risk;
  This Acquisition expands potential for National payor contracting including Medicare Advantage;
  In addition to Skylight participants of the ACO, Skylight expects to solicit new provider networks for participation in the Skylight ACO; and
  Skylight expects to see the ACO benefit all current and future Skylight primary care practices for traditional Medicare patients at the start of the 2022 contribution year.

“We are very excited for this foundational step at Skylight,” said Prad Sekar, CEO at Skylight Health. “Having our own ACO means a number of key benefits that include gaining direct access to key quality and cost data on our Medicare patients that allows us to maximize opportunities under the MSSP. We retain the full dollar by contracting directly with CMS on traditional Medicare which means more capital to directly invest in programs that can maximize patient outcomes.”

In 2019 alone, ACO’s saved Medicare nearly $1.2 billion while maintaining a high level of care quality as measured by longstanding program metrics. ACO’s allow access to key data points including cost and quality data that can help providers understand how to maximize health outcomes and cost of care. For most independent providers, access and use of this data is a significant barrier to value-based care participation. Removing the barrier of access to the data, together with the integration of its proprietary analytics capabilities, Skylight expects to realize enhanced clinic performance and an improved strategic acquisition strategy.

Skylight expects to realize 3 key benefits from this acquisition:

  Direct CMS contracting for Traditional Medicare – under the MSSP, Skylight expects to receive in Year 1, up to 40% of the shared savings realized through programs and services aimed at optimizing patient outcomes and reducing cost of care. The Company expects to enter full risk contracting, which could see up to 75% of shared savings and other value-added incentives, including capitation, as it demonstrates savings and quality outcomes.
  National Contracting Platform – through the ACO, Skylight and its network of providers will benefit from scale and the opportunity to contract with national payors on managed care programs such as Medicare Advantage and commercial risk.
  Additional Provider Participation and Acquisition Opportunities – the ACO provides a platform for Skylight to gain additional provider participation. This can lead to opportunities for further consolidation as providers continue to seek buyers who are aligned with the practice’s long term patient care model and values.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group Inc. (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through our proprietary technology, unique data analytics and our robust operations infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach which puts a focus on volume of patients per day rather than creating positive patient outcomes. In a VBC model, providers are rewarded for keeping patients healthy and lowering unnecessary health costs instead of volume of services. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

FORWARD LOOKING STATEMENTS

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at: skylighthealthgroup.com.

Investor Relations – USA:
John Evans
john.evans@skylighthealthgroup.com
415-309-0230

Investor Relations - Canada:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

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